[ SpatiaLight Microdisplays Letterhead ]



December 6, 2005


Via EDGAR, Facsimile and Federal Express
----------------------------------------

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 1 to Registration Statements on Form S-3 filed August 23, 2005 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement"), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated November 29, 2005 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated August 23, 2005 to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and 333-122392)
----------------------------------------------------------------------------

1. We note your response to prior comment 1. You previously should have promptly deregistered unsold shares as mentioned in that comment. However, we currently will not object to you promptly filing fully compliant post-effective amendments if you confirm to us that you would have been eligible to file a new registration statement on Form S-3 on the date you file such post-effective amendments. Also, since your previous post-effective amendments were not compliant, you should withdraw them.

We hereby confirm to the staff that we believe that we would be eligible to file new registration statements on Form S-3 as of the date hereof. Therefore, concurrently herewith we are filing a Post-Effective Amendment No. 2 to both of the Registration Statements (the "New Post-Effective Amendments") that we believe are fully compliant with applicable securities laws, rules and regulations. In addition, pursuant to this comment of the staff, concurrently herewith we are withdrawing our previous Post-Effective Amendment No. 1, dated August 23, 2005, to each of the Registration Statements because such filings were not compliant.


              Five Hamilton Landing, Suite 100 o Novato, CA 94949
                        415 883-1693 o Fax 415 883-3363
                              www.spatialight.com

December 6, 2005
Page 2


2. We note your response to prior comment 2. However, the individual who is performing the functions of a principal financial officer and controller or principal accounting officer must sign the registration statement and amendments in those capacities below the second paragraph required on the Signature page.

The undersigned has signed the New Post-Effective Amendments in the capacities of Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer.

3. We note your response to prior comment 3. Please tell us what procedures you have to comply with the undertaking included in your registration statement based on Regulation S-K Item 512(a)(3). Also tell us why those procedures would not also permit you to answer our question regarding whether any of the selling shareholders sold any of the securities included in the applicable registration statement.

Following the Company's receipt of the Comment Letter, our general counsel contacted our transfer agent, American Stock Transfer & Trust Co. ("AST&T") to inquire as to determining sales by the selling shareholders. On December 2, 2005, AST&T advised us that Mr. Ed Kim, a selling shareholder under the Financing Registration Statement, had sold all of his 50,000 common shares (which he acquired upon exercise of warrants) included in the Financing Registration Statement on August 10, 2005. AST&T also advised us that none of the other selling shareholders had sold any shares included in the Financing Registration Statement as of December 2, 2005.

As indicated in our prior response letter to the staff, we had previously contacted AST&T concerning this issue in October and November 2005, but at that time we were unable to ascertain the requested information. We now realize that this inability was due to a miscommunication between one of our employees and AST&T with respect to the precise information that we were requesting. Management of the Company believes that this miscommunication has been fully rectified because our general counsel clarified to AST&T the information that we were seeking and management therefore believes that such a miscommunication will not occur again in the future.

Thus, we believe that our ability to ascertain the necessary information from AST&T will serve as an effective procedure in the future to allow us to comply with the undertaking included in the Financing Registration Statement based on Regulation S-K Item 512(a)(3).

4. Your response to prior comment 4 does not provide legal authority for your conclusion that the option was not a "security" for purposes of the Securities Act. Please confirm that, in future transactions involving similar options, you will register the issuance of the options if a valid exemption from registration is not available.

              Five Hamilton Landing, Suite 100 o Novato, CA 94949
                        415 883-1693 o Fax 415 883-3363
                              www.spatialight.com

December 6, 2005
Page 3


The Company hereby confirms that in the event we enter into future transactions involving similar options, we will register the issuance of such options if a valid exemption from registration under the Securities Act of 1933, as amended, is not available.

5. We note your response to prior comment 5; however, when you file prospectuses under Rule 424, you must file within the deadlines provided by that rule. Please confirm that your existing procedures will permit you to comply with those deadlines.

We hereby confirm to the staff our belief that our existing procedures with respect to such matters will permit us to comply with these deadlines in the future.

Form 8-K, Filed August 29, 2005
-------------------------------

6. Please expand your response to prior comment 8 to tell us what reasons Ms. Tsuchimoto communicated to your employees for her unwillingness to sign the post-effective amendments.

The employee to whom Ms. Tsuchimoto communicated her unwillingness to sign the post-effective amendments referred to in our response letter to the staff, dated November 4, 2005, does not specifically recall Ms. Tsuchimoto providing any reasons for her unwillingness to sign the post-effective amendments.

More recently, SpatiaLight management was advised by another SpatiaLight employee that on or around the day of her resignation, Ms. Tsuchimoto indicated to such employee that she was uncomfortable signing the Post-Effective Amendments because she said that she had not been involved in the preparation of the Registration Statements and the previously filed amendments thereto and also because she was concerned about the communication, in mid-August 2005, from BDO Seidman to the Company relating to the consents filed as part of the July 27, 2005 Registration Statement amendments. Prior to December 1, 2005, the undersigned was not aware that such a communication between Ms. Tsuchimoto and our other employee had occurred.

Form 10-Q for the Quarterly Period Ended June 30, 2005
------------------------------------------------------

7. Regarding your response addressing the final bullet point of prior comment 9, please note that the provision of Regulation S-K Item 601(b)(2) regarding exclusion of schedules and similar attachments does not apply to exhibits filed under other sections of Item 601. For example, we note that you filed the exhibit at issue in prior comment 9 under section Item 601(b)(10), which does not provide for exclusion of schedules. Please refile this exhibit and any other exhibits necessary to comply with the requirements of Item 601.

The Company acknowledges that Regulation S-K Item 601(b)(10) does not provide for an exclusion of schedules or exhibits. However, in this particular instance, the Company has publicly disclosed in filings with the Commission, including in the MD&A portion of its quarterly report on Form 10-Q for the third quarter of 2005 (filed November 9, 2005), that, subsequent to entering into the Supply Agreement in July 2004, we have agreed with LG Electronics to alter the final technical specifications that are set forth in the Exhibit that are the subject of this comment of the staff. Therefore, whereas the Supply Agreement has not been amended to date, the Technical Specifications set forth in Exhibit 1 thereto are no longer in effect. The Company and LG Electronics are in the process of negotiating the amendment and restatement of the Supply Agreement to govern the relationship going forward. We expect that the Supply Agreement, when amended and restated, will contain revised final technical specifications for production LCoS Sets to be delivered by us to LG Electronics in the future.


              Five Hamilton Landing, Suite 100 o Novato, CA 94949
                        415 883-1693 o Fax 415 883-3363
                              www.spatialight.com

December 6, 2005
Page 4


Thus, the Company believes that requiring it to publicly disclose the Technical Specification Exhibit to the Supply Agreement would be unduly burdensome because the Company would then have to undertake to submit an additional confidential treatment request covering large portions of the Exhibit, as the Final Specifications are laden with highly proprietary confidential information and trade secrets of the Company, with no discernable correlative benefit to investors due to the obsolescence of such specifications.

The Company proposes to the staff that we would, when we publicly file the anticipated amended and restated supply agreement, include disclosure of the new final technical specifications, subject to our right to seek confidential treatment of portions thereof.

Form 10-Q for the Quarterly Period Ended September 30, 2005
-----------------------------------------------------------

Controls and Procedures, Page 41
--------------------------------

8. Regulation S-K Item 307 requires disclosure regarding the conclusions of both your principal executive officer and your principal [financial] officer. If one person made conclusions in both capacities, your disclosure should reflect that fact.

We have amended this quarterly report on Form 10-Q to properly disclose that the undersigned made conclusions with respect to these matters in his dual capacities as Chief Executive Officer and Principal Financial Officer of the Company as of September 30, 2005.

Note 12. Subsequent Events, Page 18
-----------------------------------

9. We see that you sold common shares and warrants to purchase common shares in a private placement in October 2005. In conjunction with the private placement, we noted that you signed a Registration Rights Agreement which requires you to file a registration statement within 90 days of the closing date and to use reasonable efforts to cause the registration statement to become effective. In addition, we see that under the Registration Rights Agreement, you must maintain effectiveness of the registration statement until the period when all related securities have been sold. We noted various penalties that you will incur if the registration statement is not filed and declared effective in a timely manner and if you do not maintain effectiveness of the registration statement. Please confirm that you will follow the accounting guidance provided in EITF Issues 00-19, 01-6 and 05-04 as well as any other applicable areas of US GAAP in your accounting for that transaction.

              Five Hamilton Landing, Suite 100 o Novato, CA 94949
                        415 883-1693 o Fax 415 883-3363
                              www.spatialight.com

December 6, 2005
Page 5


The Company hereby confirms to the staff that we will follow the accounting guidance provided in EITF Issues 00-19, 01-6 and 05-04 as well as any other applicable areas of US GAAP in our accounting for such transaction.

We respectfully request that the staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the staff with respect to these matters.

Sincerely,

 /s/ Robert A. Olins

Robert A. Olins
Chief Executive Officer

cc:    Russell Mancuso, Branch Chief, SEC
       Melvin Katz, Esq., Bryan Cave LLP
       Eric Rieder, Esq., Bryan Cave LLP
       David Hakala, SpatiaLight, Inc.
       Andrew Fabian, SpatiaLight, Inc.
       Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP